Dreyfus New Jersey Intermediate Municipal Bond Fund

Statement of Investments   December 31, 2004 (Unaudited)

Long-Term Municipal Investments--97.2%	Principal Amount ($)	Value ($)
New Jersey--94.6%		
Atlantic City Board of Education:		
5.50%, 12/1/2008 (Insured; FSA , Guaranteed; School Board Reserve Fund)	1,250,000	1,387,825
6%, 12/1/2013 (Insured; FSA, Guaranteed; School Board Reserve Fund)	3,205,000	3,801,098
Bayshore Regional Sewer Authority, Subordinated Sewer Revenue:		
5.30%, 4/1/2008 (Insured; MBIA)	1,000,000	1,055,890
5.40%, 4/1/2009 (Insured; MBIA) (Prerefunded 4/1/2006)	1,000,000 a	1,058,860
Bergen County Improvement Authority, School District Revenue (Engelwood City Board of Education Project):		
5.25%, 4/1/2018	1,400,000	1,555,260
5.25%, 4/1/2019	1,475,000	1,636,159
5.25%, 4/1/2020	1,550,000	1,711,727
Bergen County Utilities Authority, Water Pollution Control Revenue 5.375%, 12/15/2013 (Insured; FGIC)	1,155,000	1,293,635
Brick Township Municipal Utilities Authority, Water and Sewer Revenue 5.10%, 12/1/2009 (Insured; FGIC)	1,500,000	1,589,805
Burlington County Bridge Commission:		
LR (Governmental Leasing Program):		
5.25%, 8/15/2016	1,100,000	1,200,463
5.25%, 8/15/2017	1,355,000	1,475,026
Pooled Loan Revenue (Governmental Loan Program)		
5.25%, 12/15/2019 (Insured; AMBAC)	2,890,000	3,213,073
Camden County Municipal Utilities Authority, County Agreement Sewer Revenue		
5%, 7/15/2009 (Insured; FGIC)	3,200,000	3,388,096
Cape May County Municipal Utilities Authority		
5.75%, 1/1/2016 (Insured; FSA)	2,000,000	2,348,960
Delaware River and Bay Authority, Revenue:		
5.25%, 1/1/2017 (Insured; MBIA)	1,160,000	1,280,153
5.25%, 1/1/2019 (Insured; MBIA)	2,390,000	2,625,055
Freehold Regional High School:		
5.50%, 3/1/2009 (Insured; FGIC, Guaranteed; School Board Reserve Fund)	1,450,000	1,618,387
5.50%, 3/1/2010 (Insured; FGIC, Guaranteed; School Board Reserve Fund)	2,460,000	2,773,798

Hoboken Parking Utilities 5.25%, 1/1/2018 (Insured; FGIC)	3,210,000	3,532,701
Hudson County Improvement Authority,		
Facility Lease Revenue (Hudson County Lease Project)		
5.25%, 10/1/2012 (Insured; FGIC)	2,795,000	3,066,953
Jersey City:		
Public Improvement 5.25%, 9/1/2010 (Insured; MBIA)		
(Prerefunded 9/1/2009)	1,605,000 a	1,797,279
Water 5.20%, 10/1/2008 (Insured; AMBAC)	1,565,000	1,669,761
Middlesex County Utilities Authority, Sewer Revenue		
6.25%, 8/15/2010 (Insured; MBIA)	1,500,000	1,678,185
Monmouth County		
5.10%, 10/1/2010 (Prerefunded 10/1/2005)	2,600,000 a	2,710,552
Monmouth County Improvement Authority,		
Governmental Loan Revenue:		
5.25%, 12/1/2017 (Insured; AMBAC)	1,605,000	1,786,622
5.25%, 12/1/2020 (Insured; AMBAC)	2,235,000	2,462,747
New Jersey Economic Development Authority, Revenue:		
Cigarette Tax		
5.50%, 6/15/2024	2,300,000	2,387,446
Department of Human Services		
5.75%, 7/1/2014	1,080,000	1,212,948
Economic Development (Masonic Charity Foundation)		
5%, 6/1/2018	1,680,000	1,780,027
Motor Vehicle Surcharge Revenue		
Zero Coupon 7/1/2018 (Insured; MBIA)	5,000,000	2,747,400
School (The Peddie School Project)		
4%, 2/1/2007	1,000,000	1,034,890
School Facilities, Construction:		
5.50%, 6/15/2011 (Insured; AMBAC)	2,500,000	2,840,725
5.25%, 6/15/2016 (Insured; AMBAC)	4,500,000	4,948,695
Transportation (New Jersey Transit Corp. Light Rail		
Transit System Project) 5.25%, 5/1/2011 (Insured; FSA)	2,210,000	2,472,460
New Jersey Educational Facilities Authority, Revenue:		
College and University:		
(College of New Jersey)		
5.375%, 7/1/2017 (Insured; FGIC)	1,300,000	1,450,488
(Fairleigh Dickenson University)		
6%, 7/1/2020	2,000,000	2,175,820
(Montclair State University)		
5.125%, 7/1/2022 (Insured; MBIA)	1,840,000	1,980,410
(Princeton University):		
5.125%, 7/1/2012	1,550,000	1,721,260
5.25%, 7/1/2014 (Prerefunded 7/1/2010)	2,885,000 a	3,221,939
(Seton Hall University):		
5.25%, 7/1/2006 (Insured; AMBAC)	2,030,000	2,121,025
5.25%, 7/1/2009 (Insured; AMBAC)	1,050,000	1,161,573
Public Library Project Grant Issue		
5.50%, 9/1/2017 (Insured; AMBAC)	1,500,000	1,683,300

New Jersey Health Care Facilities Financing Authority, Health Hospital
and Nursing Home Revenue:

(Atlantic City Medical Center) 6%, 7/1/2012	3,145,000	3,543,692
(Capital Health System Obligated Group)		
5.50%, 7/1/2011	2,730,000	2,974,581
(Health Care System Obligated Group)		
5.50%, 7/1/2012	1,645,000	1,802,410
(Raritan Bay Medical Center Issue) 6.625%, 7/1/2005	2,800,000	2,858,520
(Robert Wood Johnson University Center):		
5%, 7/1/2008 (Insured; MBIA)	1,500,000	1,567,620
5.375%, 7/1/2013	2,000,000	2,155,540
(Saint Joseph's Hospital and Medical Center)		
5.15%, 7/1/2006 (Insured; Connie Lee)	2,555,000	2,646,597
(Somerset Medical Center) 5.50%, 7/1/2018	4,155,000	4,388,719
(South Jersey Hospital) 6%, 7/1/2012	3,000,000	3,416,730
(Trinitas Hospital Obligated Group) 7.375%, 7/1/2015	4,000,000	4,621,840

New Jersey Housing and Mortgage Finance Agency, Revenue,

Home Buyer 5%, 4/1/2005 (Insured; MBIA)	2,000,000	2,012,740

New Jersey Transportation Trust Fund Authority,
Transportation System:

5.50%, 6/15/2009	2,725,000	3,047,368
6%, 12/15/2014 (Insured; MBIA)	1,370,000	1,609,819
6%, 12/15/2014 (Insured; MBIA) (Prerefunded 12/15/2011)	2,630,000 a	3,090,382
6%, 12/15/2016 (Insured; MBIA) (Prerefunded 12/15/2011)	5,000,000 a	5,875,250

New Jersey Turnpike Authority, Turnpike Revenue:

5.75%, 1/1/2010 (Insured; MBIA) (Prerefunded 1/1/2010)	685,000 a	778,503
5.75%, 1/1/2010 (Insured; MBIA)	2,315,000	2,618,311
6%, 1/1/2014 (Insured; MBIA) (Prerefunded 1/1/2014)	1,820,000 a	2,171,005
6%, 1/1/2014 (Insured; MBIA)	3,180,000	3,763,625
5%, 1/1/2020 (Insured; FSA)	5,000,000	5,336,850

North Hudson Sewer Authority, Sewer Revenue:

5.25%, 8/1/2010 (Insured; FGIC)	3,825,000	4,032,086
5.25%, 8/1/2016 (Insured; FGIC)	2,000,000	2,216,960
5.25%, 8/1/2017 (Insured; FGIC)	2,000,000	2,206,360

North Jersey District of Water Supply Commission
(Wanaque South Project):

5.25%, 7/1/2014 (Insured; MBIA)	2,200,000	2,462,922
5.25%, 7/1/2015 (Insured; MBIA)	4,570,000	5,100,257

Northeast Monmouth County Regional Sewer Authority, Sewer Revenue

5%, 11/1/2010 (Insured; MBIA)	2,250,000	2,375,573

Ocean County, General Improvement:

5.65%, 7/1/2005	1,600,000	1,629,984
5%, 9/1/2012	1,300,000	1,425,034
5%, 9/1/2013	1,200,000	1,312,356

Ocean County Utilities Authority,

Wastewater Revenue 5.25%, 1/1/2017	1,500,000	1,649,220

Port Authority of New York and New Jersey (Consolidated Board 101st Series) 5.25%, 9/15/2006 (Insured; MBIA)	1,000,000	1,030,290
South Brunswick Township Board of Education 5.625%, 12/1/2010 (Insured; FGIC, Guaranteed; School Board Reserve Fund) (Prerefunded 12/1/2009)	1,820,000 a	2,062,187
South Jersey Transportation Authority, Transportation System Revenue 5.25%, 11/1/2012 (Insured; FSA)	2,105,000	2,370,419
Southeast Morris County Municipal Utilities Authority, Water Revenue 5%, 1/1/2012 (Insured; MBIA)	1,000,000	1,092,140
Southern Regional High School District 5.50%, 9/1/2011 (Insured; MBIA) (Prerefunded 9/1/2006)	1,600,000 a	1,686,480
Tobacco Settlement Financing Corporation 5.375%, 6/1/2018	2,500,000	2,439,250
Trenton 5.125%, 1/15/2013 (Insured; FGIC)	1,000,000	1,090,470
Western Monmouth Utilities Authority, Revenue 5.15%, 2/1/2008 (Insured; AMBAC)	1,000,000	1,022,460

U.S. Related --2.6%

Children's Trust Fund of Puerto Rico, Tobacco Settlement Revenue 5.75%, 7/1/2012 (Prerefunded 7/1/2010)	1,500,000 a	1,704,060
Puerto Rico Highway and Transportation Authority, Transportation Revenue 5%, 7/1/2022 (Insured; FGIC)	1,615,000	1,720,217
Virgin Islands Public Finance Authority, Revenue (Senior Lien Fund) 5.50%, 10/1/2008 (Insured; ACA)	1,500,000	1,635,060

Total Long-Term Municipal Investments   **191,202,363**
(cost $180,949,063)

Short-Term Municipal Investment--1.0%

New Jersey:

New Jersey Economic Development Authority, EDR (Foreign Trade Zone Project) 2.17% (LOC; Bank of New York) (cost $2,000,000)	2,000,000 b	**2,000,000**
TOTAL INVESTMENTS (Cost $182,949,063)	**98.2%**	**193,202,363**
CASH AND RECEIVABLES (NET)	**1.8%**	**3,509,519**

NET ASSETS   **100.0%**   **196,711,882**

Notes to Statement of Investments:

a Bonds which are prerefunded are collateralized by U.S. Government securities
   which are held in escrow and are used to pay principal and interest on the municipal
   issue and to retire the bonds in full at the earliest refunding date.
b Securities payable on demand. Variable interest rate--subject to periodic change.
c Securities valuation policies and other investment related disclosures are hereby
   incorporated by reference the annual and semi annual reports previously filed
    with the Securities and Exchange Commission on Form N-CSR.